Generic Drugs, Non-Generic Markets – The Case for Teva II

This is Part 2 of a multi-part series discussing the rationale for our investment in Teva. Check out Part 1 here.

Whenever I mention to another investor that they should check out Teva, I invariably get one of two replies. The more informed investors will tell me that Copaxone, which is a huge part of Teva's earnings, is going off patent soon so they're not interested. I'll discuss Copaxone in another post. The other reply usually centers around the patent cliff. That is, post-2015, Teva is unlikely to sustain its earnings level because it won't have the tailwind of the last 15 years, which saw an enormous number of small-molecule blockbuster drugs go off-patent, each one goosing Teva's earnings growth. That pretty much goes away after 2015, as the supply of branded dugs going off-patent will dry up, as I showed in the second chart in Part 1 of this series.

The thing about the patent cliff is that it's actually both worse, and not as bad, as you might think for Teva's business. To understand why, though, you need to understand a little bit about generic drugs in the US market, generic drugs outside the US, and then Teva's generic business as a whole.

Where do Generic Drugs Come From?

The short answer: The Hatch Waxman Act, more formally known as the Drug Price Competition and Patent Term Restoration Act (Congress was not so into coining names that spelled out neat Acronyms in 1984). You can click on the link if you want to learn all about the law from Wikipedia, but what concerns us here are the following provisions:

- The act set the path through which generic drugs could be approved. Prior to Hatch-Waxman, generic manufacturers would have to run their own clinical trials and file a New Drug Application with the FDA. Hatch Waxman created the Abbreviated New Drug Application, which a generic drug manufacturer could file for a molecule that was identical to an already approved molecule. An ANDA could only be filed if the company filing the ANDA was not infringing on an approved patent OR was claiming the patent was invalid. If a company filed an ANDA claiming that a currently-marketed branded drug's patent was invalid, then…
- Paragraph IV of the act (abbreviated as PIV) essentially guaranteed any company that was first to file (FTF) an ANDA, claiming that a particular branded drug's patent(s) is invalid, would be guaranteed a 180-day period of exclusivity to sell the drug once the FDA approved the application. The FDA also had to approve the application within 30 months of its filing. PIV also provided for the legal process of challenging a patent, known as a Paragraph IV Filing. For all the gory details, I found the website paragraphfour.com (seriously) very informative (and useful for treating insomnia). But the key here is the exclusivity.

Unsurprisingly, the bill allowed for the explosion of the generic drug industry. Generic manufacturers could now go through a much-abbreviated process to get their drugs approved, especially if the patent on the branded drug ran out. And if the drug was patented, there was now an official pathway through which a company could challenge the patents. The company that first used PIV Challenges to grow its business rapidly was… Teva.

Exclusivity is Everything

Teva, and the companies that imitated its PIV-challenge strategy, generated a significant chunk of their profitability from the 180-day exclusivity period that was granted to the FTF. After the 180-day exclusivity period ran out, and any generic manufacturer could now produce the drug, profitability dropped like a rock. To put some numbers on this, imagine that Branded Drug X cost $100 per dose. Teva would file an ANDA first claiming the patent was invalid. Assuming it won the challenge and the ANDA was approved, in the first 180 days, Teva might offer the drug for $50 or $60, or whatever it could really, as long as it was cheaper than the branded price, even as it only cost $15 to actually produce the pill. After 180 days, when the drug was wide opened to all sorts of competition, the price would fall further to $20ish. Windfall profits gone. These are all made up numbers, but they explain why the profitability from the exclusivity period is so significant, and it's all due to limited competition.

So here's the problem with the patent cliff – as the number of branded drugs with patents expiring or being challenged declines, the huge profitability of generic drugs, much of which was a result of the exclusivity period, will drop commensurately. Which is obviously a problem if you rely on generic drugs and PIV-filing-exclusivity to earn a lot of money. And that's why the patent cliff could be worse for Teva than a casual observer might think – because a big chunk of the profits is generated by the exclusivity provision, which only applies to new drugs entering the generic drug pipeline, and whose number post-2015 will decline dramatically. Yes, Teva will still be able to make money on all the other drugs it manufactures on a non-exclusive basis, but the profits (per script) will be less than the exclusivity profits that it now reaps.

Here's the same chart I put in part 1 of this series, courtesy of Sanford Bernstein Research, which shows the dollars-in-revenue of branded drugs going off-patent in the respective year. See the cliff starting this year?


40
35
30
25
20
15
10
5
0
10
18
14
14
23
29
20
37
17
19
15
14
7
2005
2006
2007
2008
2009
2010
2011
2012E
2013E
2014E
2015E
2016E
2017E
Year GRx Expected to Enter

All that said, we think that the patent cliff will, *overall*, not be nearly as bad for Teva as the current sentiment on the stock (and its valuation) might imply. For a few reasons, which I address in this post:

- 60% of Teva's generic drug business is outside the United States. Generic drug penetration outside the US is significantly lower, and the structure of those markets varies enormously.
- The participants in the US generic drug market, including Teva, will adapt to the effects of the patent cliff on exclusivity-driven profits.

- Teva itself has seen the writing on the wall regarding exclusivity profits and has embarked on an enormous cost-cutting plan which the market is apparently giving it **zero** credit for.

Ironically, the Global Market for Generic Drugs is NOT Very Generic

The US generic drug market works on the "substitution model." That is, when a branded drug goes generic, it almost immediately loses all of its market share because the generic is an almost perfect substitute for the original. IMS estimates that overall generic drug penetration in the US (i.e., the percent of prescriptions written for a particular molecule that are filled by generics) is in the mid-90's. But not all generic drug markets are substitution model – at the other end of the spectrum is the "branded generic" model. In branded generic countries, the doctor actually specifies *which brand of generic drug* the pharmacist should be dispensing. As you can imagine, in this sort of market, marketing and branding is important, and drug purchases come closer to resembling Coca Cola than aspirin (e.g., "I will only use Teva-branded atorvastatin," the molecule behind Lipitor). Below is a chart from IMS showing the trajectory of market share capture that a typical drug surrenders to generics over time in various countries – you can see how in some countries, the consumer and/or physician population is pretty wary of adopting the generic alternative too quickly:


FIGURE 11. Degree of generic erosion following loss of exclusivity.
Share loss after LoE by country
(average of 6 retail products each with lifecycle products)
Spain
Italy
France
Germany
UK
100
80
60
40
20
0
Originator volume as % of drug total SU
Source: IMS MIDAS retail panels, each analogue weighted equally
Mo0/ Yr0
Mo12/ Yr1
Mo12/ Yr2
Mo12/ Yr3

And this is the penetration rate of generic drugs in various countries as of 2011 (also courtesy of IMS) – again, it's easy to see which countries are close to the pure substitution model, and which have a ways to go:


FIGURE 4. Utilisation of generic medicines within the unprotected markets.
Source: IMS Health, MIDAS, Market Segmentation, MAT Jun 2009, Rx only
Japan
24%
Italy
40%
Spain
41%
Hungary
46%
Australia
50%
Turkey
51%
France
52%
Czech Republic
59%
Brazil
65%
UK
71%
Poland
73%
Germany
75%
Canada
81%
US
89%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% Volume Generic Market Share of Unprotected Market

Canada, the UK, and Germany are not as far long the spectrum toward the substitution model as the US but they're close – generic drug penetration in those countries comes in at the 70-90% range. Japan, amazingly, is at the opposite end of the spectrum with only 25% generic drug penetration, while various other developed countries, such as France, Spain, and Italy, are in the 40-50% range. The reasons why a particular country may not have a high generic penetration rate generally have something to do with a societal disbelief in the efficacy or quality of "copy-cat" versions of important life-saving drugs (this is especially true in Japan). Those concerns are unfounded for the most part, but I'm not here to judge. The main point I'm trying to make is that even in 2013 in the developed world, there is still growth left for the generic drug industry through an increase in penetration rates, in addition to the overall increase in population age (older people generally consume more medicines), which is only partially offset by the pricing pressure that the industry faces both from internal competition as well as negotiating with financially strapped governments.

And all this doesn't even take into account the growth of drug consumption in emerging markets. How successful the generic drug industry will be in taking advantage of this potential bonanza is unclear, but based on Teva's recent efforts in Russia, for example, we conclude that there's a pretty good chance that the impact to the industry – and to Teva in particular – will be both substantial and positive (it's almost impossible for it to be negative given the currently tiny volume of generic drug consumption in EM).

Bottom line #1: Outside the US, there's plenty of room for Teva to grow its generic drug revenues. It will not be a straight line up, but the trend will be in the right direction.

Adapting to the Patent Cliff: The Case of Complex Generics

Even in the US, though, and in spite of the patent cliff, all is not lost for the generic drug industry. First of all, as you can see from the Bernstein chart above, there will still be some drugs coming off-patent to take advantage of. Secondly, there will be increased consumption as the population ages, and more users enter the system courtesy of Healthcare Reform. Most importantly, there will be the increased importance of complex generics. Historically, the drugs that the generic industry thrived on were small-molecule oral solid drugs that were pretty easy to manufacture. Over the next few years, there will be a significant number of drugs that go off-patent that don't fit that description. Some of these drugs are difficult to manufacture and/or formulate (Copaxone, Teva's MS drug, is a good example, as are many biologic drugs, and semi-solid drugs), and some are drugs that are currently attached to delivery mechanisms that aren't so easy to duplicate (e.g., injectables, inhaled drugs, other respiratory drugs, and drugs delivered by patches).

For simplicity's sake, we call these "complex generics" and the great thing about complex generics is that because they're difficult to manufacture and get approved by the FDA, the generic companies that are able to exploit patent expiries in complex branded drugs will be able to generate high levels of profitability from their efforts because of the limited competition that is inherent in complex generics. Teva, with its diverse set of generic, biologic, and other manufacturing assets, is in a prime position to exploit this opportunity. While it will not totally make up for the profitability of PIV-exclusivity revenue, it should still move the needle.

Bottom Line #2: Even in the US, the loss of profitability from exclusivity-related revenues will be somewhat hedge by the increased number of complex drugs with expiring patents, which will also carry high levels of profitability.

Cost Cutting and Capital Flight – Good for Profits

In addition to a growing international business, and the opportunity in complex generics, Teva has two other things going for it in its generics segment:

- Cost cutting – Teva's new management team has pledged to cut $1.5-2 Billion in costs across the entire company. At least half (and probably more) of these are in the generic segment, as that is where most of Teva's manufacturing costs are. Just to give you an idea of what this means for Teva, below are Teva's revenue numbers for the generic segment and its sub-segments in recent years.

	2009	2010	2011	2012
Generics total (incl. API)	**8,464**	**9,907**	**10,196**	**10,385**
US	5,037	5,789	3,957	4,381
Europe	2,030	2,637	3,810	3,387
ROW	1,397	1,481	2,429	2,617
API	565	641	747	796

  Consider the fact that Teva generated a bit more than $2 Billion in operating income on $10.4 Billion in revenue in 2013. Now, if you assume that Teva could cut $750M in costs in its generic business – and we think this is very doable given its enormous scale and currently lower-than-peer margins – we're talking about increasing the segment's earnings power by more than 35%.

- Capital Flight – we've looked at the consensus numbers (i.e., Wall Street Analyst expectations) for Teva's revenue performance over the next few years. The common denominator among all of them is that the generic business is terrible and that Teva's revenues will, at best, stagnate. Even ignoring all the positives we've discussed in this post, the pessimistic consensus is overlooking the industry lifecycle of generic drugs – as an industry's growth rate declines, weak competitors exit, strong players take share (through consolidation/acquisitions), and profitability tends to rise even as the growth rate declines. In other words, when capital exits a business, profitability for the remaining players rises. The growth rate

of generic drug prescriptions in the US is going from solid double digits (the first decade of the current millennium) to about 5% in the next 2-3 years. While we wouldn't count on it, we've seen this movie many times before in other industries, and we think there's a good chance that overall industry profitability, especially for the strong players with scale like Teva, should increase.

Bottom Line #3: Teva is working hard to increase the profitability of its base generic business in order to offset the loss of profitability from the PIV-exclusivity game. Additionally, in the context of the overall generic drug industry lifecycle, consolidation that leaves the strong players even stronger is likely.

The Bottom Line on Teva's Generic Drug Business

Teva generated $2B in generic drug operating income in 2012 and will most probably do about the same in 2013. Over the next few years, this business faces a very significant headwind: The patent cliff and associated decline of PIV-exclusivity revenues and profits. On the other hand, it will also benefit from several industry-level trends:

- Increases in the total number of generic prescriptions due to:
  1) Aging developed world population
  2) Increased generic penetration in Europe, Japan, and Emerging Markets and
  3) ACA-induced increase in healthcare usage in the US
- The growing profit pool in limited-competition generics (complex molecules/formulation/delivery mechanisms)
- The declining industry growth rate should discourage new capital from being invested in the business and even lead to the exit of weak players, leaving the strong players with scale a larger share of a stagnant-to-slowly-growing pie.

In our view, the above factors will contribute to moderately increasing revenues at Teva's generic drug segment with moderately declining margins. Those two should roughly offset each other when it comes to the actual operating earnings number of $2 Billion. Coupled with $750M in cost savings, we believe that Teva's generic drug business has pretax earnings power of about $2.75 Billion. Keep that number in mind as we continue our series on Teva.